Exhibit 99.2
Execution Version
AMENDMENT NO. 4
TO THE
AGREEMENT AND PLAN OF MERGER
AND
ARRANGEMENT AGREEMENT
Among
TRIZEC PROPERTIES, INC.
TRIZEC HOLDINGS OPERATING LLC,
TRIZEC CANADA INC.,
GRACE HOLDINGS LLC,
GRACE ACQUISITION CORPORATION
GRACE OP LLC
and
4162862 CANADA LIMITED
Dated as of August 31 , 2006

     THIS AMENDMENT NO. 4 TO THE AGREEMENT AND PLAN OF MERGER AND ARRANGEMENT AGREEMENT, dated as of August 31, 2006 (this “Amendment”), is entered into by and among Trizec Properties, Inc., a Delaware corporation (“Trizec”), Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”, and together with Trizec, the “Trizec Parties”), Trizec Canada Inc., a Canadian corporation (“TZ Canada”), Grace Holdings LLC, a Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), Grace OP LLC, a Delaware limited liability company (“Merger Operating Company”), 4162862 Canada Limited, a Canadian corporation and an affiliate of Parent (“AcquisitionCo,” and together with Parent, MergerCo and Merger Operating Company, the “Buyer Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger and Arrangement Agreement, dated as of June 5, 2006, by and among the Trizec Parties, TZ Canada, and the Buyer Parties (the “Merger Agreement”).
     WHEREAS, the parties have previously amended the Merger Agreement pursuant to Amendment No. 1 to the Merger Agreement, dated as of July 20, 2006 (“Amendment No. 1”), Amendment No. 2 to the Merger Agreement, dated as of August 2, 2006 (“Amendment No. 2”), and Amendment No. 3 to the Merger Agreement, dated as of August 7, 2006 (“Amendment No. 3”);
     WHEREAS, the parties have agreed to further amend the Merger Agreement to provide for the various matters set forth herein; and
     WHEREAS, the Board of Directors of Trizec, the Board of Directors of TZ Canada, and the board of directors or other governing body of each of the Buyer Parties have each approved the amendments of the Merger Agreement set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
     1. Amendment of Section 8.04(a). Section 8.04(a) of the Merger Agreement hereby is amended by replacing all references to “is, or is reasonably likely to lead to,” in clause (i) with “could lead to.”
     2. Amendment of Section 8.05(a). Section 8.05(a) of the Merger Agreement hereby is amended by replacing all references to “is, or is reasonably likely to lead to,” in clause (i) with “could lead to.”
     3. Amendment of Section 10.01(h). Section 10.01(h) of the Merger Agreement hereby is amended by replacing “three (3) Business Days” in clause (ii) with “two (2) Business Days” and by replacing “three Business Day period” and “three (3) Business Day period” in clauses (iv) and (v) with “two (2) Business Day period.”
     4. Amendment of Section 10.03(c)(i). Section 10.03(c)(i) of the Merger Agreement hereby is amended by replacing “$71,300,000” with “$65,100,000.”

     5. Amendment of Section 10.03(c)(iv). Section 10.03(c)(iv) of the Merger Agreement hereby is amended by replacing “$43,700,000” with “$39,900,000.”
     6. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Amendment.
     7. Except as amended hereby, the Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, shall remain in full force and effect.
[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

     IN WITNESS WHEREOF, the Buyer Parties, the Trizec Parties and TZ Canada have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRACE HOLDINGS LLC
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

GRACE ACQUISITION CORPORATION
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

GRACE OP LLC
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

4162862 CANADA LIMITED
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 4 TO THE AGREEMENT AND PLAN OF
MERGER AND ARRANGEMENT AGREEMENT]

TRIZEC PROPERTIES, INC.
By	/s/ Michael C. Colleran
	Name:	Michael C. Colleran
	Title:	Executive Vice President

TRIZEC HOLDINGS OPERATING LLC
By: Trizec Properties, Inc., its sole managing member

By	/s/ Michael C. Colleran
	Name:	Michael C. Colleran
	Title:	Executive Vice President

TRIZEC CANADA INC.
By:	/s/ Robert B. Wickham
	Name:	Robert B. Wickham
	Title:	President

By	/s/ Colin J. Chapin
	Name:	Colin J. Chapin
	Title:	Senior Vice President and Chief Financial Officer

[SIGNATURE PAGE TO AMENDMENT NO. 4 TO THE AGREEMENT AND PLAN OF
MERGER AND ARRANGEMENT AGREEMENT]